BRF S.A.

Publicly Held Company with Authorized Capital

CNPJ 01.838.723/0001-27

NIRE 42.300.034.240

CVM 1629-2

MATERIAL FACT

BRF S.A. ("BRF" or "Company") (B3: BRFS3; NYSE: BRFS) hereby informs its shareholders and the market in general that the Company's Board of Directors, on this date, within the scope of the share acquisition program of its own issuance that was approved by the Board of Directors on May 7, 2024 ("Share Buyback Program"), approved the acquisition of up to 17 million additional shares to the amount already repurchased by the Company, which may be acquired as of the date hereof, with the other conditions of the Share Buyback Program which remains unchanged.

Therefore, the Share Buyback Program will comply with the following conditions:

•	The objective of the Company with the Share Buyback Program: to maximize the generation of shareholder value, promoting the efficient allocation of available resources and of the Company's capital structure. The Company may use the shares to be acquired to remain in treasury, and subsequent sale or cancellation, as well as to fulfill the obligations and commitments undertaken by the Company under the Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders' Meeting dated as of April 8, 2015 ("Stock Option Plan") and under the Restricted Stock Option Plan, approved by the Company’s Ordinary and Extraordinary Shareholders’ Meeting dated as of April 8, 2015 and amended in subsequent General Meetings ("Restricted Stock Option Plan");

•	Maximum amount of shares to be purchased: up to 17 million common shares, as from the date hereof until the date of the end of the Share Buyback Program;

•	Amount of free float shares, in accordance with the definition provided under Article 1, sole paragraph, item I, of CVM Resolution No. 77/2022: 804,203,900 common shares (based on the shareholding position as of July 31, 2024);

•	Amount of shares already held by the Company: 27,380,171 common shares (based on the shareholding position as of July 31, 2024);

•	The Company, represented by the Board of Directors, understands that the acquisition of its own shares, to fulfill the purpose outlined herein, will not impact its shareholding composition, nor its financial health;

•	Maximum term for the acquisition of the Company’s shares under the Share Buyback Program: the same term approved by the Board of Directors at the meeting held on May 7, 2024, which began on May 8, 2024 and shall end on October 7, 2025, and the Company's Board of Officers shall define the dates on which buybacks will be effectively executed;

•	Financial institutions that will act as intermediary are: XP INVESTIMENTOS CCTVM S/A., CNPJ: 02.332.886/0001-04, Av. Chedid Jafet, 75 - 30th floor South Tower. São Paulo, SP / CEP: 04551-065, BRADESCO S.A CORRETORA DE TITULOS E VALORES MOBILIARIOS., CNPJ: 061.855.045/0001-32, Av. Presidente Juscelino Kubitscheck, 1309 - 11th floor. São Paulo, SP / CEP: 04543-011 or ITAÚ CORRETORA DE VALORES S.A., CNPJ 61.194.353/0001-64, Avenida Brigadeiro Faria Lima, 3500 – 3rd floor, São Paulo – SP / CEP: 04538-132; AGORA CORRETORA DE TITULOS E VALORES IMOBILIARIOS S/A., CNPJ: 74.014-747/0001-35, Av. Presidente Juscelino Kubitscheck 1309, - 4, 5 and 11 andar – Vila Nova Conceição - São Paulo – SP.
•	The acquisitions made under the Share Buyback Program will be funded by the Company's capital reserve, as shown in the Company’s financial statements relating to the quarter ending on June 30, 2024, whose amount corresponds to R$ 2.763.362.601,00.

São Paulo, August 14, 2024.

Fábio Luis Mendes Mariano

Chief Financial and Investor Relations Officer